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                             February 28, 2022

       LeeAnn Rohmann
       Chief Executive Officer
       Legacy Education Inc.
       701 W Avenue K Suite 123
       Lancaster, CA 93534


                                                        Re: Legacy Education
Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted February
11, 2022
                                                            CIK No. 0001836754

       Dear Ms. Rohmann:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Amendment No. 4 filed on Form S-1

       Unaudited Pro Forma Condensed Combined Financial Information Pro Forma Financial Information, page 9

   1. Please reference your adjustments to notes that clearly explain the amounts and assumptions involved.
See Rule 11-02(a)(8) of Regulation S-X.
   2. We note in response to comment 2 you revised the pro forma condensed combined consolidated financial
statements to include only transactional adjustments. We note the column Management's
Adjustments remains included. Please explain how this is
                                                        consistent with your
response and Rule 11- 02(a)(7)(ii) of Regulation S-X which
                                                        indicates management's
adjustments must be presented in the explanatory notes (not on
 LeeAnn Rohmann
FirstName LastNameLeeAnn  Rohmann
Legacy Education Inc.
Comapany28,
February  NameLegacy
            2022      Education Inc.
February
Page 2 28, 2022 Page 2
FirstName LastName
         the face).
3. We note your response to comment 3 is identical to comment 2. Please explain.
         Additionally, we note disclosure on page 13 continues to assert that merger related transactions costs are not presented in the unaudited pro forma combined consolidated statement of income because they will not have a continuing impact on the combined results. Please explain how your presentation is consistent with SEC Release 33-
         10786. Under the Release, registrants are prohibited from making adjustments to remove nonrecurring items. Accordingly, nonrecurring transaction costs should remain and adjustments should be made for transaction costs that have been incurred or are expected to be incurred that have not been recognized in the historical financial statements. Additionally, please identify nonrecurring items in the explanatory notes. See
         Rule 11-02(a)(11)(i) of Regulation S-X.
Note 4 - Initial Public Offering, page 14

4. We note your response to comment 4 and your plan to include adjustments related to your initial public offering. Please explain whether you plan to provide adjustments related to the offering in a separate column. See Rule 11-02(b)(4) of Regulation S-X.
Capitalization, page 51

5.       Please revise your table to include debt.
MDDV, INC. and Subsidiary
Independent Auditors' Report on Internal Control Over Financial Reporting, page F-82

6. As previously requested in comment 7, please have the auditors sign this report or explain why a signature is not required.
Note 1: Summary of Significant Accounting Policies
CARES Act (Higher Education Emergency Relief Funds), page F-95

7. We note as of June 30, 2021, $1,612,640 of the funds allotted are included in deferred revenue. Please update your disclosure as of the period presented. Additionally, explain why the amount of deferred revenue increased from $1,070,060 as of December 31, 2020.
         See page F-59.
General

8. Please update your disclosure throughout the prospectus regarding the impact of COVID-
         19, including qualification and quantification of the effects of COVID-19 on your business and results of operations. Refer to CF Disclosure Guidance Topic No. 9A.
9. Please disclose on the prospectus cover page the aggregate percentage ownership of your executive officers, directors and holders of more than 5% of your common stock, and state that they will have the ability to determine the outcome of all matters submitted to your
 LeeAnn Rohmann
Legacy Education Inc.
February 28, 2022
Page 3
         stockholders for approval. With a view to disclosure, tell us whether you will be a controlled company after the offering.
10. Please ensure that you update your prospectus. As examples only, you state that the
         Merger Agreement will be terminated if the closing does not occur on or before December
         15, 2021 but provide no further updates, and you do not provide any update regarding the
         ED's notification to ACCSC in October 2021.
       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameLeeAnn Rohmann                              Sincerely,
Comapany NameLegacy Education Inc.
                                                              Division of
Corporation Finance
February 28, 2022 Page 3                                      Office of Trade &
Services
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